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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14d-100)
                             TENDER OFFER STATEMENT
                     UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                            THE SEAGRAM COMPANY LTD.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                               VIVENDI UNIVERSAL
                      (NAME OF FILING PERSON AND OFFEROR)

             7.50% ADJUSTABLE CONVERSION-RATE EQUITY SECURITY UNITS
                          OF THE SEAGRAM COMPANY LTD.
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                   811850205
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 MICHEL AVENAS
                             VIVENDI NORTH AMERICA
                                800 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 702-3184
  (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO RECEIVE NOTICES
                AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                   COPIES TO:

      JOHN D. LOBRANO               DAVID A. KATZ                 DAVID LOPEZ                WILLIAM S. HAFT
     SIMPSON THACHER &            WACHTELL, LIPTON,            CLEARY, GOTTLIEB,            WATSON, FARLEY &
         BARTLETT                   ROSEN & KATZ               STEEN & HAMILTON                 WILLIAMS
    425 LEXINGTON AVE.           51 WEST 52ND STREET           ONE LIBERTY PLAZA            380 MADISON AVE.
    NEW YORK, NY 10017           NEW YORK, NY 10019           NEW YORK, NY 10006           NEW YORK, NY 10017
      (212) 455-2000               (212) 403-1000               (212) 225-2000               (212) 922-2200

                            ------------------------

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
                TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE**
-------------------------------------------------------------------------------------------------------------
                    $1,169,460,000                                            $233,892
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

 * Estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended, and based on the product of (i) $58.40, the average of the bid and asked price of the 7.50% Adjustable Conversion-rate Equity Security Units issued by The Seagram Company Ltd. (the "units") as of January 29, 2001 and
     (ii) 20,025,000, the total number of units outstanding at the close of business on December 29, 2000.

**   Calculated as 1/50 of 1% of the transaction valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

        AMOUNT PREVIOUSLY PAID:   $267,334                       FILING PARTY:  VIVENDI UNIVERSAL
        FORM OR REGISTRATION NO.:  FORM F-4                      DATE FILED:   FEBRUARY 5, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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     This Schedule TO is being filed with the Securities and Exchange Commission
(the "SEC") by Vivendi Universal in connection with the filing under the Securities Act of 1933, as amended, of a post-effective amendment no. 1 to a registration statement on Form F-4 (as amended through the date hereof, the "Registration Statement") regarding an offer by Vivendi Universal to holders of the outstanding 7.50% Adjustable Conversion-rate Equity Security Units (the "units") issued by The Seagram Company Ltd. to exchange 0.7535 Vivendi Universal American Depositary Shares ("ADSs"), each such ADS representing one Vivendi Universal ordinary share, nominal value E5.50, and $4.13 in cash, plus accrued and unpaid distributions to but not including the date of payment, for each unit validly tendered and accepted by Vivendi Universal in the exchange offer on the terms and subject to the conditions set forth in the prospectus and consent solicitation and related letter of transmittal and consent (collectively, the "Prospectus") included in the Registration Statement. A copy of the Prospectus is incorporated herein by reference to the Registration Statement.

ITEM 1.  SUMMARY TERM SHEET.      Not applicable.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a) Name and Address:             The Seagram Company Ltd.
                                  1430 Peel Street
                                  Montreal, Quebec
                                  H3A 159 Canada
                                  (514) 987-5200

(b) Securities:                   7.50% Adjustable Conversion-rate Equity
                                  Security Units, issued by The Seagram Company
                                  Ltd., of which Vivendi Universal believes
                                  20,025,000 were outstanding as of December 31, 2000.

(c) Trading Market and Price:     Pursuant to General Instruction F to Schedule
                                  TO, the information contained in the
                                  Prospectus under "Summary -- Distributions and
                                  Market Prices of Units" is hereby incorporated by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address:             Vivendi Universal
                                  42, avenue de Friedland
                                  75380 Paris Cedex 08, France
                                  33 (1) 71 71 10 00

                                  Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus under "Management of Vivendi Universal" is hereby incorporated by reference. The Seagram Company Ltd. is a wholly owned subsidiary of Vivendi Universal.

ITEM 4.  TERMS OF THE TRANSACTION.

(a) Material Terms:               Pursuant to General Instruction F to Schedule
                                  TO, the information contained in the
                                  Prospectus under "Summary," "The Exchange
                                  Offer and Consent Solicitation," "The Proposed
                                  Amendments," "Special Factors," "Vivendi
                                  Universal Capital and Statuts," "Vivendi
                                  Universal ADSs and Ordinary Shares" and "Tax
                                  Information" is hereby incorporated by
                                  reference.

(b) Purchases:                    The exchange offer is open to all holders of
                                  units who tender such units in a jurisdiction where the exchange offer is permitted under the laws of that jurisdiction. Therefore, any officer, director or affiliate of Vivendi
                                  Universal who is a holder of units may
                                  participate in the exchange offer. As of February 6, 2001, none of the directors or principal executive officers of Vivendi
                                  Universal beneficially owned any units.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e) Agreements:                   None.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes:                     Pursuant to General Instruction F to Schedule
                                  TO, the information contained in the
                                  Prospectus under "The Exchange Offer and
                                  Consent Solicitation -- Purpose of the
                                  Exchange Offer and Consent Solicitation" is hereby incorporated by reference.

(b) Use of Securities
Acquired:                         If the Exchange Offer is consummated, the
                                  acquired units will be retired.

(c) Plans:                        Pursuant to General Instruction F to Schedule
                                  TO, the information contained in the
                                  Prospectus under "Special Factors -- Future
                                  Plans," "Management of Vivendi Universal" and
                                  "Vivendi Universal -- Recent Developments" is hereby incorporated by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds:              Pursuant to General Instruction F to Schedule
                                  TO, the information contained in the
                                  Prospectus under "Special Factors -- Source of
                                  Funds" is hereby incorporated by reference.

(b) Conditions:                   There are no material conditions to the
                                  financing arrangement described in the
                                  Prospectus under "Special Factors -- Source of
                                  Funds," and Vivendi Universal has not made any alternative financing plans.

(d) Borrowed Funds:               Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership:         Pursuant to General Instruction F to Schedule
                                  TO, the information contained in the
                                  Prospectus under "Transactions and Agreements
                                  Concerning the Units -- Ownership of Units by
                                  Certain Beneficial Owners" is hereby
                                  incorporated by reference.

(b) Securities Transactions:      Pursuant to General Instruction F to Schedule
                                  TO, the information contained in the
                                  Prospectus under "Transactions and Agreements
                                  Concerning the Units -- Ownership of Units by
                                  Certain Beneficial Owners" is hereby
                                  incorporated by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, COMPENSATED OR USED.

(a) Solicitations or
Recommendations:                  Pursuant to General Instruction F to Schedule
                                  TO, the information contained in the
                                  Prospectus under "The Exchange Offer and
                                  Consent Solicitation -- Fees and Expenses" is hereby incorporated by reference.

ITEM 10.  FINANCIAL STATEMENTS.

(a) Financial Information:        Pursuant to General Instruction F to Schedule
                                  TO, the information contained in the
                                  Prospectus under "Financial Statements,"
                                  "Summary -- Selected Unaudited Interim
                                  Consolidated Financial Data,"
                                  "Summary -- Selected Historical Annual
                                  Financial Data" and "Summary -- Unaudited Pro
                                  Forma Condensed Consolidated Selected
                                  Financial Data" is hereby incorporated by reference.

(b) Pro Forma Information:        Pursuant to General Instruction F to Schedule
                                  TO, the information contained in the
                                  Prospectus under "Pro Forma Historical and
                                  Interim Financial Information" and
                                  "Summary -- Unaudited Pro Forma Condensed
                                  Consolidated Selected Financial Data" is hereby incorporated by reference.

ITEM 11.  ADDITIONAL INFORMATION.

(a) Agreements, Regulatory
    Requirements and Legal
    Proceedings:

     (1) Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus under "Management of Vivendi Universal" and "Major Shareholders and Related Party Transactions" is hereby incorporated by reference.

     (2)                          None.

     (3)                          None.

     (4)                          Not Applicable.

     (5)                          None.

(b) Other Material
Information:                      None.

ITEM 12.  EXHIBITS.

     A list of exhibits filed herewith is contained in the Index to Exhibits, which is incorporated herein by reference.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          VIVENDI UNIVERSAL

                                          By:     /s/ DOMINIQUE GIBERT
                                            ------------------------------------
                                            Name: Dominique Gibert
                                            Title:  Deputy CFO

Dated: February 6, 2001

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                               INDEX TO EXHIBITS

EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
12(a)(1)     Post-Effective Amendment No. 1 to Vivendi Universal's
             Registration Statement on Form F-4, dated February 6, 2001
             (which includes the Prospectus and, as exhibits thereto,
             forms of a Letter of Transmittal and Consent, a Letter to
             Clients and a Letter to Brokers, Dealers, etc.)
             (incorporated by reference hereto).

12(a)(2)     None.

12(a)(3)     Not applicable.

12(a)(4)     Included in Exhibit 12(a)(1).

12(a)(5)     Press Release, dated February 6, 2001.

12(b)        None.

12(d)        None.

12(g)        None.

12(h)(i)     Opinion of Simpson Thacher & Bartlett regarding certain
             United States federal income tax matters (incorporated by reference to Post-Effective Amendment No. 1 to Vivendi
             Universal's registration statement on Form F-4 dated
             February 6, 2001).

12(h)(ii)    Opinion of Watson, Farley & Williams regarding certain
             French tax matters (incorporated by reference to
             Post-Effective Amendment No. 1 to Vivendi Universal's
             registration statement on Form F-4 dated February 6, 2001).

12(h)(iii)   Opinion of Wachtell, Lipton, Rosen & Katz regarding certain
             United States federal income tax matters (incorporated by
             reference to Post-Effective Amendment No. 1 to Vivendi
             Universal's registration statement on Form F-4 dated
             February 6, 2001).

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